Filed pursuant to Rule 253(g)(2)

File No. 024-10994

As filed with the Securities and Exchange Commission on August 13, 2019

Qualified on May 23, 2019

Supplement No. 1 to Offering Circular

Dakota Real Estate Investment Trust 280,000 Class A Voting Shares and 140,000 Class B Non-Voting Shares Offered at $13.95 under the Dividend Reinvestment Plan

This Supplement amends the Offering Circular of Dakota Real Estate Investment Trust (the “Trust”) which was part of the Offering Statement qualified by the Securities and Exchange Commission on May 23, 2019 (the “Circular”). The purpose of this Supplement is to provide updated disclosure regarding two matters. First, the Trust has determined to broaden the opportunity for shareholders to participate in the Dividend Reinvestment Plan (the “DRIP”) to include shareholders who or which are residents of domiciled in more states. Secondly, since the qualification, one of the members of the Board of Trustees of the Trust has resigned her membership on the Board. This Supplement only contains additional updated information and must be read in connection with the Circular. Certain terms used in this Supplement have the meaning ascribed to them in the Circular

WHO MAY PARTICIPATE IN THE OFFERING

The Circular indicated on pages iii and 13 the Offering was available only to shareholders of the Trust who or which reside or are domiciled in the states of Arizona, Minnesota, North Dakota or South Dakota. We have, however, determined to undertake to make the Offering available in additional states. Accordingly, the Offering is being made available to shareholders of the Trust that elect to participate in the DRIP who reside or which are domiciled in the states in which we have qualified the Offering. Such qualification may be by registration of the Offering with the securities administrators for a state or the qualification of the Offering from an exemption from registration with such securities administrators. With respect to shareholders in certain states, there may be no opportunity to participate in the DRIP as we may deem the cost of registration or qualification as being too costly or the number of Shares that may be available to be acquired by shareholders residing or domiciled in such state may be limited.

CHANGE IN BOARD OF TRUSTEES

At pages 34 through 39 of the Circular, we provided information related to the members of the Trust’s Board of Trustees. As of June 11, 2019, Clarice Liechty, who had served as a member of the Board of Trustees since 2002, resigned as her position. As a result, the table appearing on page 39 of the Circular has been updated to reflect the ownership of Shares and UPREIT Units by the Trustees of the Trust as of July 31, 2019. No one holds Class A Units or UREIT Units that, if converted, would result in ownership of more than 10% of the Trust or of Voting power in the Trust.

	Class A	Class B	UPREIT	Percentage
Names of Trustees	Shares	Shares(1)	Units (2)	of Trust(1)(3)
George Gaukler	103,070		508,301	8.66%
Jerry Slusky		894	239,265	3.52%
Joe Hauer			200,557	2.97%
Stan Johnson	68,725		100,582	2.55%
Brion Henderson	46,987		48,676	1.45%
Kevin Christianson	89,221			1.36%
Bradley Fay	88,961			1.36%
Roy Sheppard	78,033			1.19%
Craig Lloyd	7,616		67,114	1.13%
James Knutson		2,355	67,670	1.02%
Kenneth Heen	56,078			0.86%
Gene Smestad	50,485	10,917		0.77%
Ray Braun	26,501		17,188	0.67%
Jon Otterstatter	16,406			0.25%
Matthew Pedersen	11,256	3,167		0.17%
Trustee Group Totals	643,339	17,333	1,249,352	24.27%

(1)	The Class B Shares of the Trust have no voting rights. Accordingly, they are not included in determination of the Percentage of Ownership of the Trust.

(2)	Limited Partnership Units in UPREIT may be exchanged for Shares on a one for one exchange basis.

(3)	Percentage is based upon the total of 6,550,638 Class A Shares outstanding at July 31, 2019 and the assumed conversion of UPREIT Partnership Units into Class A Shares by only the individual or the Trustees as a group and no other conversions or issuance of shares.